------
FORM 4
------

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                                  -------------
                                                  OMB APPROVAL
                                                  -------------

                                                  OMB Number       3235-0287
                                                  Expires:September 30, 1998
                                                  Estimated  average  burden
                                                  hours per response ....0.5

                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|  Check  this  box  if no longer
     subject  to  Section  16. Form
     4  or  Form 5 obligations  may
     continue. See Instruction 1(b)

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
             Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


(Print or Type Responses)
---------------------------------------         -------------------------------------
1. Name and Address of Reporting Person         2.  Issuer Name and Ticker or Trading
                                                    Symbol

                                                    ASV, Inc. (ASVI)
  Dahl                 James           H.
-------------------------------------------     -------------------------------------
  (Last)             (First)       (Middle)     3.  IRS or Social Security
                                                    Number of Reporting
1200 Riverplace Blvd., Suite 920                    Person (Voluntary)
-------------------------------------------     -------------------------------------
                    (Street)


 Jacksonville           FL     32207
-------------------------------------------
  (City)             (State)   (Zip)

===========================================

----------------                                --------------------
4. Statement for                                5.  If Amendment,
   Month/Year                                       Date of Original
   November 1998                                    (Month/Year)
----------------                                --------------------

6. Relationship of Reporting Person to Issuer   7.  Individual or Joint/Group Filing
            (Check all applicable)                  (Check Applicable Line)
  __X__ Director        __X__ 10% Owner             _X_  Form filed by One Reporting
                                                         Person
  _____ Officer (give   _____ Other (specify        ___  Form filed by More than One
                              below)                     Reporting Person
---------------------------------------------   -------------------------------------

                      Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------  -----------  -----------   --------------------------   -----------------   -------------- ----------------
1.  Title of Security   2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Ownership   7.  Nature of
    (Instr. 3)             action       action        or Disposed of (D)           Securities          Form:           Indirect
                           Date         Code          (Instr. 3, 4 and 5)          Beneficially        Direct          Beneficial
                           (Month/    (Instr. 8)                                   Owned at End        (D) or          Ownership
                           Day/                                                    of Month            Indirect        (Instr. 4)
                           Year)                                                   (Instr. 3 and       (I)
                                                                                   4)                  (Instr. 4)
---------------------   ---------    ----------     --------------------------     -------------      ----------     -------------
                                                               (A) or
                                      Code     V      Amount   (D)       Price
------------                          ----    ---     ------   ------    -----
Common Stock                                                                                             I         By Rock Creek
                                                                                                                   Partners, Ltd.
---------------------  -------------  -----    -      -------  -----     -----     -------            ----------   ----------------
Common Stock             11/20/98       A             136,363    A       $7.33     763,330               I         By Rock Creek
                                                                                                                   Partners, Ltd.
---------------------  -------------  -----    -      -------  -----     -----     -------            ----------   ----------------
Common Stock                                                                        20,883               D

---------------------  -------------  -----    -      -------  -----     -----     -------            ----------   ----------------
Common Stock                                                                        70,550               I         By Trust FBO Son

---------------------  -------------  -----    -      -------  -----     -----     --------           ----------   ----------------
Common Stock                                                                        70,150               I         By Trust FBO
                                                                                                                   Daughter
---------------------  ------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*   If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                SEC 1474 (7/96)


FORM 4 (continued)           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)

-----------------------   -------------- ----------   -------------  ------------- ----------------- ----------------------
1.  Title of Derivative   2.             3.           4.             5. Number     6. Date              7.  Title and Amount
    Security                  Conversion   Trans-       Transaction    of             Exercisable           of Underlying
    (Instr. 3)                or           action       Code           Derivative     and Expiration        Securities
                              Exercise     Date         (Instr.        Securities     Date                  (Instr. 3 and 4)
                              Price of     (Month/      8)             Acquired      (Month/Day/
                              Deriv-ative  Day/                        (A) or         Year)
                              Security     Year)                       Disposed
                                                                       of (D)
                                                                       (Instr.
                                                                       3, 4 and
                                                                       5)
                                                                                    Date                          Amount or
                                                                                    Exercis-   Expiration         Number of
                                                                                    able          Date    Title    Shares
                                                                                    --------   ---------  ------  ---------
                                                       Code     V      (A)   (D)
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $12.11                                                 12/21/97              Common     2,812
                                                                                                          Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $12.11                                                 12/21/97              Common     2,812
                                                                                                          Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $12.11                                                 12/21/97              Common     2,812
                                                                                                          Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $12.11                                                 12/21/97              Common     2,812
                                                                                                          Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Convertible Subordinated     $16.50        11/20/98     D                     D     10/8/96    10/15/06   Common   136,363
Debenture                                                                                                 Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $18.33                                                 12/12/98   12/12/02   Common     3,758
                                                                                                          Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $18.33                                                 12/12/99   12/12/02   Common     3,758
                                                                                                          Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $18.33                                                 12/12/00   12/12/02   Common     3,758
                                                                                                          Stock
-----------------------     ------------   --------   ------- -----  ------ ------  ---------- ---------- -------- --------
Common Stock Options         $18.33                                                 12/12/01   12/12/02   Common     3,758
                                                                                                          Stock



                           ------------   --------------- -------------    ---------------
                           8. Price       9. Number       10. Ownership    11.  Nature
                              of             of               Form              of
                              Derivative     Derivative       of                Indirect
                              Security       Securities       Derivative        Beneficial
                              (Instr.        Beneficially     Security;         Ownership
                              5)             Owned            Direct            (Instr.
                                             at End           (D) or            4)
                                             of               Indirect
                                             Month            (I)
                                             (Instr.          (Instr.
                                             4)               4)
------------------------        -           -------             ------         -----------
Common Stock Options                         1                   D

------------------------        -           -------             -----          -----------
Common Stock Options                         1                   D

------------------------        -           -------             -----          -----------
Common Stock Options                         1                   D

------------------------        -           -------             -----          -----------
Common Stock Options                         1                   D

------------------------        -           -------             -----          -----------
Convertible Subordinate                                                     By Rock Creek
Debenture                                                         -         Partners, Ltd.

------------------------        -           -------             -----          -----------
Common Stock Options                         1                   D

------------------------        -           -------             -----          -----------
Common Stock Options                         1                   D

------------------------        -           -------             -----          -----------
Common Stock Options                         1                   D

------------------------        -           -------             -----          -----------
Common Stock Options                         1                   D






Explanation  of  Responses:   $1,000  Convertible   Subordinated  Debenture  was
exchanged for 136,363 shares of common stock after approval by the Board of Directors of ASV, Inc. in accordance with the requirements of Rule 16b-3(d).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                             ___/s/James H. Dahl                   12/9/98__
                             ** Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (7/96)